As filed with the Securities and Exchange Commission on March 28, 2006

Registration No. 333-131011

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Amendment No. 1

to

Form S-6

FOR REGISTRATION UNDER THE SECURITIES ACT

OF 1933 OF SECURITIES OF UNIT INVESTMENT

TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact name of trust:

EQUITY FOCUS TRUSTS

STRATEGIC 10/A+ PORTFOLIO, 2006 SERIES A

B.  Name of depositor:

CITIGROUP GLOBAL MARKETS INC.

C.  Complete address of depositor’s principal executive offices:

CITIGROUP GLOBAL MARKETS INC.

388 Greenwich Street

New York, New York 10013

D.  Names and complete address of agent for service:

Copy to:

MICHAEL KOCHMANN Citigroup Global Markets Inc. 153 East 53rd Street, 25th Floor New York, New York 10022	MICHAEL R. ROSELLA, ESQ. Paul, Hastings, Janofsky & Walker LLP 75 East 55th Street New York, New York 10022 (212) 318-6800

E.  Title and amount of securities being registered:

An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.  Approximate date of proposed sale to the public:

As soon as practicable after the effective date of the registration statement.

☒	Check box if it is proposed that this filing will become effective immediately upon filing on March 28, 2006, pursuant to Rule 487.

EQUITY FOCUS

TRUSTS

______________________________________________________

Strategic 10/A+ Portfolio, 2006 Series A

A UNIT INVESTMENT TRUST

Equity Focus Trusts — Strategic 10/A+ Portfolio, 2006 Series A is a unit investment trust consisting of a fixed portfolio of 15 equity securities. These securities were purchased by the Trust based upon the following two investment strategies:

•   investing in the Dow Jones Industrial Average’s (DJIA) ten highest dividend yielding stocks, and

•   investing in the DJIA stocks having a quality ranking of A+ by Standard & Poor’s.

Please refer to the Investment Summary on the following page under Investment Concept and Selection Process for a description of certain restrictions which apply to this portfolio.

The minimum purchase is $250.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated March 28, 2006

Read and retain this Prospectus for future reference

INVESTMENT PRODUCTS: NOT FDIC INSURED; NO BANK GUARANTEE; MAY LOSE MONEY

EQUITY FOCUS TRUSTS — STRATEGIC 10/A+ PORTFOLIO, 2006 SERIES A

INVESTMENT SUMMARY

Use this Investment Summary to help you decide whether the portfolio comprising the Equity Focus Trusts — Strategic 10/A+ Portfolio, 2006 Series A is right for you. More detailed information can be found later in this prospectus.

Investment Objective

The trust seeks to provide investors with capital appreciation and current dividend income. The trust’s diversified portfolio of stocks is for growth and income-oriented investors.

There is no guarantee that the objective of the trust will be achieved.

Investment Strategy

The trust uses a “buy and hold” strategy with a portfolio of stocks, designed to remain fixed over its one-year life. Unlike a mutual fund, the portfolio is not managed; however, a security can be sold under certain limited circumstances.

Investment Concept and Selection Process

The trust seeks to achieve its objective by attempting to outperform the Dow Jones Industrial Average (DJIA) and the S&P 500. The trust will attempt to outperform the DJIA and the S&P 500 by creating a portfolio that invests approximately half of its assets in each of the following two investment strategies:

•	The trust purchases an equal amount of each of the ten stocks in the DJIA with the highest dividend yield, and

•	The trust purchases an equal amount of each of the stocks in the DJIA having a quality ranking of A+ by Standard & Poor’s.

The Strategic 10/A+ Strategy results in an investment approach where both value stocks and growth stocks are identified and purchased in an unbiased, disciplined manner. However, the Sponsor is a wholly owned subsidiary of Citigroup Inc. and is therefore legally prohibited from purchasing common stock in Citigroup Inc. for deposit in the trust, even though Citigroup is one of the 30 companies that comprise the DJIA and currently has a quality ranking of A+ by Standard & Poor’s and currently is one of the ten stocks in the DJIA with the highest dividend yield. Thus, the trust cannot hold Citigroup common stock even though it meets both criteria of the Strategic 10/A+ Strategy. The trust will instead purchase equal amounts of the ten stocks remaining in the DJIA, excluding Citigroup common stock, with the highest dividend yields and will exclude Citigroup common stock when purchasing those stocks in the DJIA which have a quality ranking of A+ by Standard & Poor’s.

Principal Risk Factors

Holders can lose money by investing in this trust. The value of your units may increase or decrease depending on the value of the stocks which make up the trust. In addition, the amount of dividends you receive depends on each particular issuer’s dividend policy, the financial condition of the companies and general economic conditions.

The trust consists primarily of common stocks of domestic issuers. If you invest in the trust, you should understand the potential risks associated with common stocks:

•	The financial condition of the issuer may worsen.

EQUITY FOCUS TRUSTS — STRATEGIC 10/A+ PORTFOLIO, 2006 SERIES A

INVESTMENT SUMMARY

•	The rate of the dividends previously paid may be reduced or even eliminated.

•	The stock market is subject to volatile increases or decreases in value as market confidence in and perceptions of issuers change.

The trust’s portfolio contains stocks issued by only 15 companies, which means that unit holders should anticipate more price volatility than would occur in an investment in a portfolio which contains a greater number of issuers, such as a portfolio which replicates the DJIA or the S&P 500. A unit investment trust is not actively managed and the trust will not sell securities in response to ordinary market fluctuations. Instead securities will not usually be sold until the trust terminates, which could mean that the sale price of the trust securities may not be the highest price at which these securities traded during the life of the trust. Also, this means that securities may remain in the trust even though they no longer meet the criteria of the trust’s two investment strategies.

Public Offering Price

On the first day units are made available to the public, the Public Offering Price will be approximately $1.00 per unit, with a minimum purchase of $250. This price is based on the net asset value of the trust plus the up-front sales charge. Beginning on the Date of Deposit, the Trustee will calculate the Public Offering Price of units by using the closing sales prices of the securities in the portfolio. The Public Offering Price will change daily because prices of the underlying stocks will fluctuate.

The Public Offering Price per unit will be calculated by:

•	Adding the combined market value of the underlying stocks to any cash held to purchase securities.

•	Dividing that sum by the number of units outstanding.

•	Adding an initial sales charge.

In addition, during the initial public offering period, a per unit amount sufficient to reimburse the Sponsor for organization costs is added to the Public Offering Price. After the initial public offering period, the repurchase and cash redemption price of units will be reduced to reflect the estimated cost of liquidating securities to meet redemptions.

Market for Units

The Sponsor intends to repurchase units at a price based on their net asset value. If the Sponsor decides to discontinue the policy of repurchasing units, you can redeem units through the Trustee, at a price determined by using the same formula.

Rollover Option and Termination

When the trust is about to terminate, you may have the option to rollover your proceeds into a future Strategic Series, if one is available. The initial sales charge will be waived if you decide to rollover; however, you will be subject to the subsequent Series’ deferred sales charge. If you decide not to rollover your proceeds into the next series, you will receive a cash distribution (or, if you choose, an in kind distribution) after the trust terminates. You will pay your share of expenses associated with a rollover or termination, including brokerage commissions on the sale of securities.

EQUITY FOCUS TRUSTS — STRATEGIC 10/A+ PORTFOLIO, 2006 SERIES A

INVESTMENT SUMMARY

Taxation

In general, dividends of the trust, if any, will be taxed as dividend income, which under legislation that took effect in 2003 may be taxed at a federal rate of a maximum of 15% for individuals if certain holding periods are met, whether received in cash or reinvested in additional units.

An exchange of units in the trust for units in another series will be treated as a sale of units, and any gain realized on the exchange, notwithstanding reinvestment, may be subject to federal, state and local income tax.

If you are taxed as an individual and have held your units (and the trust has held the securities) for more than 12 months, you may be entitled to a 15% maximum federal income tax rate on capital gains, if any, from the sale or redemption of your units.

If you are a foreign investor, you should be aware that distributions from the trust will generally be subject to information reporting and withholding taxes, including any income from the trust that is reinvested in additional units.

EQUITY FOCUS TRUSTS — STRATEGIC 10/A+ PORTFOLIO, 2006 SERIES A

FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although the Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses

	As a % of Public Offering Price		Amounts per 1,000 Units
Initial Sales Charge Imposed on Purchase (as a percentage of offering price)	1.00	%*	$10.00
Maximum Deferred Sales Charge	1.20	%**	$12.00
Creation and Development Fee	0.30	%***	$3.00

Total Sales Charge (including Creation and Development Fee)	2.50%		$25.00

Reimbursement to Sponsor for Estimated Organization Costs	.259%		$2.60

Estimated Cost of Liquidating Securities to Meet Redemptions	.048%		$0.48

Estimated Annual Trust Operating Expenses
	As a % of Net Assets		Amounts per 1,000 Units
Trustee’s Fee	.100%		$0.98
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.061%		$0.60
Other Operating Expenses	.079	%****	$0.78

Total	.240%		$2.36

Example

Cumulative Expenses and Charges Paid for Period:
1 year
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .240% and a 5% annual return on the investment throughout the period	$305

The example also assumes reinvestment of all dividends and distributions. The example should not be considered a representation of past or future expenses or annual rate of return. The actual expenses and annual rate of return may be higher or lower.

*	The Initial Sales Charge may be above or below 1.00% but in no event will exceed the combined initial sales charge and deferred sales charge of 2.20% of your initial investment. See Public Sale of Units — Public Offering Price for further detail on how the sales charges are calculated.
**	The actual fee is $3.00 per month per 1,000 Units, irrespective of the purchase or redemption price, paid on each of the four Deferred Sales Charge Payment Dates. If the Unit price exceeds $1.00 per Unit, the deferred sales charge will be less than 1.20%; if the Unit price is less than $1.00 per Unit, the deferred sales charge will exceed 1.20%.
***	The Creation and Development Fee compensates the Sponsor for the creation and development of the Trust and has been historically included in the sales charge. The actual fee is $3.00 per 1,000 Units payable as of the close of the initial public offering period, which is expected to be 90 days from the Initial Date of Deposit. If the Unit price exceeds $1.00 per Unit, the Creation and Development Fee will be less than 0.30%; if the Unit price is less than $1.00 per Unit, the Creation and Development Fee will exceed 0.30%.
****	Includes fees paid to Standard & Poor’s to cover a license to use their trademarks, trade names, rankings, databases and research.

EQUITY FOCUS TRUSTS — STRATEGIC 10/A+ PORTFOLIO, 2006 SERIES A

SUMMARY OF ESSENTIAL INFORMATION

AS OF MARCH 27, 2006†

Sponsor

Citigroup Global Markets Inc.

Trustee and Distribution Agent

The Bank of New York

Deferred Sales Charge Payment Dates

July 1, 2006, and the first day of each month thereafter, through October 1, 2006.

Sales Charge

The maximum sales charge (not including the Creation and Development Fee) is 2.20% and consists of an initial sales charge and a deferred sales charge. The initial sales charge is the difference between this maximum sales charge of 2.20% and the total deferred sales charge of $12.00 per 1,000 Units. On the Initial Date of Deposit the initial sales charge is 1.00% of the Public Offering Price. The initial sales charge is paid directly from the amount invested. The deferred sales charge is paid through a reduction of the net asset value of the Trust by $3.00 per 1,000 units on each of the four Deferred Sales Charge Payment Dates. Upon a repurchase, redemption or exchange of Units before the final Deferred Sales Charge Payment Date, any remaining deferred sales charge payments will be deducted from the proceeds.

Termination Date

May 31, 2007, or at any earlier time by the Sponsor with the consent of Holders of 51% of the Units then outstanding.

Rollover Notification Date

April 2, 2007, or another date as determined by the Sponsor.

Distributions

Distributions of income, if any, will be made on the Distribution Day in any quarter to Holders of record on the corresponding Record Day. Distributions will be paid in cash unless a Holder elects to reinvest his or her distribution in additional Units of the Trust. A final distribution will be made upon termination of the Trust.

Record Day

The 10th day of July, September, December and February.

Distribution Day

The 25th day of July, September, December and February, and upon termination and liquidation of the Trust.

Evaluation Time

4:00 p.m. Eastern time (or earlier close of the New York Stock Exchange).

Minimum Value of Trust

The Trust Indenture may be terminated if the net value of the Trust is less than 40% of the aggregate net asset value of the Trust at the completion of the initial public offering period.

Trustee’s Annual Fee

$0.98 per 1,000 Units.

Sponsor’s Annual Fee

Maximum of $0.60 per 1,000 Units.

†	The Initial Date of Deposit. The Date of Deposit is the date on which the Trust Indenture between the Sponsor and the Trustee was signed and the deposit with the Trustee was made.

EQUITY FOCUS TRUSTS — STRATEGIC 10/A+ PORTFOLIO, 2006 SERIES A

SUMMARY OF ESSENTIAL INFORMATION

AS OF MARCH 27, 2006

Portfolio
Number of issuers of common stock	15
Number of different industry groups	10

Portfolio contains the following industry groups:

Automobiles & Components, 1 (4.97%); Capital Goods, 2 (19.34%); Diversified Financials, 1 (5.07%); Food, Beverage & Tobacco, 2 (17.10%); Food & Staples Retailing, 1 (7.12%); Insurance, 1 (7.02%); Materials, 1 (4.96%); Pharmaceuticals & Biotechnology, 3 (17.25%); Retailing, 1 (7.08%); and Telecommunication Services, 2 (10.09%).

Initial Number of Units	250,000
Fractional Undivided Interest in Trust Represented by Each Unit	1/250,000
Public Offering Price per 1,000 Units
Aggregate Value of Securities in Trust (net of estimated organization costs)	$248,382

Divided by Number of Units of Trust (times 1,000)	$993.53
Plus Initial Sales Charge of 1.00% of Public Offering Price (1.010% of the net amount invested in Securities)	$10.03

Public Offering Price	$1,003.56
Plus Estimated Organization Costs	$2.60
Plus the Amount in the Income and Capital Accounts	$0

Total	$1,006.16

Sponsor’s Repurchase Price and Redemption Price per 1,000 Units (based on value of underlying Securities)	$984.13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sponsor, Trustee and Unit Holders of Equity Focus Trusts — Strategic 10/A+ Portfolio, 2006 Series A:

We have audited the accompanying statement of financial condition, including the portfolio, of Equity Focus Trusts — Strategic 10/A+ Portfolio, 2006 Series A, as of March 27, 2006. This financial statement is the responsibility of the Sponsor (see note 1 to the statement of financial condition). Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation of securities owned as of March 27, 2006 by correspondence with the Trustee and other appropriate auditing procedures. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Equity Focus Trusts — Strategic 10/A+ Portfolio, 2006 Series A, as of March 27, 2006, in conformity with U.S. generally accepted accounting principles.

New York, New York

March 27, 2006

EQUITY FOCUS TRUSTS — STRATEGIC 10/A+ PORTFOLIO, 2006 SERIES A

Statement of Financial Condition as of Initial Date of Deposit, March 27, 2006

TRUST PROPERTY(1)
Investment in Securities:
Contracts to purchase Securities(2)	$249,032

Total	$249,032

LIABILITIES(1)
Reimbursement to Sponsor for Organization Costs(3)	$650
Deferred Sales Charge(4)	3,000

Total	3,650

INTEREST OF UNITHOLDERS
250,000 Units of fractional undivided interest outstanding:
Cost to investors(5)	251,540
Less: Gross underwriting commissions(6)	5,508
Less: Reimbursement to Sponsor for Organization Costs(3)	650

Net amount applicable to investors(7)	245,382

Total	$249,032

(1)	The Trustee has custody of and responsibility for all accounting and financial books and records. The Sponsor is responsible for preparation of the financial statements in accordance with U.S. generally accepted accounting principles based upon the books and records provided by the Trustee. The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates.
(2)	Aggregate cost to the Trust of the Securities listed under Portfolio of the Trust, on the Initial Date of Deposit, is determined by the Trustee on the basis set forth in footnote 4 to the Portfolio. See also the column headed Market Value of Securities.
(3)	A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $2.60 per 1,000 Units for the Trust. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.
(4)	A deferred sales charge of $12.00 per 1,000 Units is payable in four monthly payments of $3.00 per 1,000 Units. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsor will be satisfied. If Units are redeemed prior to October 1, 2006, the remaining portion of the deferred sales charge applicable to such Units will be transferred to such account on the redemption date.
(5)	The cost to investors represents the public offering price (computed on the basis set forth under Public Sale of Units—Public Offering Price) plus estimated organization costs.
(6)	Assumes a maximum aggregate sales charge of 2.20% of the Public Offering Price (2.249% of the net amount invested), although due to fluctuations in the value of the Securities, the total maximum sales charge may be more than 2.20% of the Public Offering Price.
(7)	A Creation and Development Fee in the amount of $3.00 per 1,000 Units is payable by the Trust on behalf of the Holders out of the assets of the Trust as of the close of the initial offering period. This Creation and Development Fee may be more than 0.30% of the Public Offering Price due to fluctuations in the value of the Securities. If Units are redeemed prior to the close of the initial public offering period, the Creation and Development Fee will not be deducted from the proceeds.

PORTFOLIO OF EQUITY FOCUS TRUSTS — STRATEGIC 10/A+ PORTFOLIO, 2006 SERIES A ON THE INITIAL DATE OF DEPOSIT, MARCH 27, 2006

Securities(1) Strategic 10(5)	Stock Symbol	Number of Shares(2)	Percentage of Portfolio	Current Dividend Yield(3)	Market Value of Securities(4)
Altria Group Inc.	MO	170	4.93%	4.44%	$12,249
AT&T Inc.	T	460	5.04	4.87%	12,563
Coca Cola Co.	KO	290	4.94	2.93%	12,293
Du Pont EI de Nemours	DD	290	4.96	3.48%	12,342
General Electric	GE	370	5.02	2.96%	12,502
General Motors Corp.	GM	540	4.97	4.36%	12,382
JPMorgan Chase and Co.	JPM	300	5.07	3.23%	12,633
Merck & Co. Inc.	MRK	350	5.06	4.22%	12,607
Pfizer Inc.	PFE	480	4.97	3.72%	12,389
Verizon Communications	VZ	360	5.05	4.64%	12,575

			50.01%

S&P A+ Rated(5)
Altria Group Inc.	MO	250	7.23%	4.44%	18,013
American International Group Inc.	AIG	260	7.02	0.89%	17,459
General Electric	GE	530	7.19	2.96%	17,909
Home Depot Inc.	HD	410	7.08	1.40%	17,626
Johnson and Johnson	JNJ	300	7.22	2.20%	17,982
United Technologies Corp.	UTX	300	7.13	1.49%	17,766
Wal-Mart Stores Inc.	WMT	370	7.12	1.40%	17,742

			49.99%

			100.00%		$249,032

Notes to Portfolio

(1)	All Securities are represented entirely by contracts to purchase Securities, which were entered into by the Trustee on March 27, 2006, at the Sponsor’s direction. All contracts for domestic Securities are expected to be settled by the initial settlement date for the purchase of Units.

(2)	Per 250,000 Units.

(3)	Current Dividend Yield for each security was calculated by annualizing the last regular dividend declared on the security and dividing the result by its market value as of the close of trading on March 27, 2006.

(4)	Valuation of Securities by the Trustee was made using the market value per share as of the Evaluation Time on March 27, 2006. Subsequent to the Initial Date of Deposit, Securities are valued, for Securities quoted on a national securities exchange, at the closing sale prices, or if no price exists, at the mean between the closing bid and offer prices, or for Securities not so quoted, at the mean between bid and offer prices on the over-the-counter market. See Redemption—Computation of Redemption Price Per Unit.

(5)	Citigroup Inc., which is one of the 30 companies that comprise the DJIA and which has a quality ranking of A+ by Standard & Poor’s and is one of the ten stocks in the DJIA with the highest dividend yield, as of two business days prior to the Initial Date of Deposit, has not been included in the portfolio of the Trust. The Sponsor, Citigroup Global Markets Inc., is a wholly owned subsidiary of Citigroup Inc. and as such, the Trust is legally prohibited from holding Citigroup common stock even though it meets both criteria of the Strategic 10/A+ Strategy.

The following information is unaudited:

Citigroup Global Markets Inc. and/or its affiliates, usually maintains a market in the securities of certain of the companies in the portfolio of the Trust. During the last twelve months, Citigroup Global Markets Inc. and/or its affiliates, has acted as underwriter, manager or co-manager of a public offering of the securities of, or provided investment banking services to, certain of the companies or their affiliates in the portfolio of the Trust. The Sponsor and its affiliates, including Citigroup Inc., provide a vast array of financial services in addition to investment banking, including among others corporate banking, to a large number of corporations globally. A unit holder should know that the Sponsor or its affiliates receive compensation for those services from such corporations, which include certain of the companies in the portfolio of the Trust.

DESCRIPTION OF THE TRUST

Objective of the Trust

The objective of Equity Focus Trusts, Strategic 10/A+ Portfolio, 2006 Series A (the “Trust”) is to provide investors with the possibility of capital appreciation and current dividend income for the Trust portfolio (the “Portfolio”) through a convenient and cost-effective investment in a fixed portfolio consisting of shares of common stock and similar securities (the “Securities”) selected by the Sponsor for the Portfolio. The Trust seeks to achieve its objective by attempting to outperform the Dow Jones Industrial Average (“DJIA”) and the S&P 500 by creating a portfolio that combines the following two investment strategies:

•	investing in the DJIA’s ten (10) common stocks having the highest dividend yield (the “Strategic 10 Strategy”); and

•	investing in each of the stocks in the DJIA having a quality ranking of A+ by Standard & Poor’s (the “A+ Strategy”).

The combination of the two investment strategies is referred to as the “Strategic 10/A+ Strategy.” The stocks that will be included in the Portfolio pursuant to this combined strategy will be determined as of two business days prior to the Initial Date of Deposit. The Trust’s portfolio will be comprised of 15 stocks. The Trust will initially invest half its assets in the Strategic 10 Strategy and half its assets in the A+ Strategy. In addition, within these two strategies, stocks will be purchased in approximately equal dollar amounts. Two of the companies included in the Trust, Altria Group and General Electric, satisfy both investment strategies and each represent approximately 12% of the Trust Portfolio value on the Initial Date of Deposit.

“Standard & Poor’s” and “S&P” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the Sponsor. The Trust is not sponsored, managed, sold or promoted by Standard & Poor’s and its affiliates.

The name “Dow Jones Industrial Average” is the property of Dow Jones & Company, Inc., which is not affiliated with the Sponsor and has not participated in any way with the creation of the Trust or in the selection of the stocks included in the Trust and has not reviewed or approved the information included in this Prospectus. Dow Jones & Company, Inc. has not granted to the Trust or the Sponsor a license to use the Dow Jones Industrial Average.

As the term is used throughout this Prospectus, the term “highest dividend yield” means the yield for each Security calculated by annualizing the last regular dividend declared on that Security and dividing the result by the market value of that Security as of two business days prior to the Initial Date of Deposit. This rate is historical, and there is no assurance that any dividends will be declared or paid in the future on the Securities in the Trust.

Investing in DJIA stocks with the highest dividend yields may be effective in achieving the Trust’s investment objective because regular dividends are common for established companies and dividends have accounted for a substantial portion of the total return on DJIA stocks as a group. In addition, investing in the DJIA stocks ranked A+ by Standard & Poor’s can help the Trust achieve its objective because these stocks represent opportunities for long-term capital appreciation.

Achievement of the Trust’s objective is dependent upon several factors including the financial condition of the issuers of the Securities and any appreciation of the Securities. Furthermore, because of various factors, including without limitation, Trust sales charges and expenses, unequal weightings of stocks, brokerage costs and any delays in purchasing securities with cash deposited, investors in the Trust may not realize as high a total return as the theoretical performance of the underlying stocks in the Portfolio.

Structure and Offering

This Series of Equity Focus Trusts is a “unit investment trust.” The Trust was created under New York law by a Trust Indenture (the “Indenture”) between the Sponsor and the Trustee. To the extent references in this Prospectus are to articles and sections of the Indenture, which is incorporated by reference into this Prospectus, the statements made herein are qualified in their entirety by such reference. On the date of this Prospectus, each unit of the Trust (a “Unit”) represented a fractional undivided interest in the Securities listed under the Portfolio set forth in the Summary of Essential Information. Additional Units of the Trust will be issued in the amount required to satisfy purchase orders by depositing in the Trust cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, contracts to purchase Securities together with irrevocable letters of credit, or additional Securities (“Additional Securities”). On each settlement date (estimated to be three business days after the applicable date on which Securities were deposited in the Trust), the Units will be released for delivery to investors and the deposited Securities will be delivered to the Trustee. As additional Units are issued by the Trust as a result of the deposit of cash (or a letter of credit in lieu of cash) with instructions to purchase additional Securities, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. There is no limit on the time period during which the Sponsor may continue to make additional deposits of Securities into the Trust.

During the 90-day period following the Initial Date of Deposit, additional deposits of cash or Securities in connection with the issuance and sale of additional Units will maintain, to the extent practicable, the original proportionate relationship among the number of shares of each Security in the Portfolio of the Trust. The proportionate relationship among the Securities in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust’s percentage ownership of the common stock equity of such issuer at the time of such event. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities. Replacement Securities may be acquired under specified conditions when Securities originally deposited are unavailable. See Administration of the Trust—Trust Supervision. Units may be continuously offered to the public by means of this Prospectus (see Public Sale of Units—Public Distribution) resulting in a potential increase in the number of Units outstanding. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the proportionate relationship among the number of shares of each of the Securities comprising the Portfolio of the Trust at the end of the initial 90-day period.

The Public Offering Price of Units prior to the Evaluation Time specified in the Summary of Essential Information on any day will be based on the aggregate value of the Securities in the Trust on that day at the Evaluation Time, plus a sales charge. The Public Offering Price for the Trust will thus vary in the future from the amount set forth in the Summary of Essential Information. See Public Sale of Units-Public Offering Price for a complete description of the pricing of Units.

The Sponsor will execute orders to purchase in the order it determines, in good faith, that they are received. However, indications of interest received prior to the effectiveness of the registration of the Trust which become orders upon effectiveness will be accepted according to the order in which the indications of interest were received. Further, orders from such indications of interest that are made pursuant to the exchange privilege (see Exchange and Rollover Privileges herein) will be accepted before any other orders for Units. Units will be sold to investors at the Public Offering Price next computed after receipt of the investor’s order to purchase Units. The Sponsor reserves the right to accept or reject any purchase order in whole or in part.

The holders of Units (“Holders”) of the Trust meeting certain requirements will have the right to have their Units redeemed for the Securities underlying the Units (see Redemption). If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced and the fractional undivided interest in the Trust represented by each remaining Unit will be increased. Units of the Trust will remain outstanding until redeemed upon request to the Trustee by any Holder (which may include the Sponsor), or termination of the Indenture. See Administration of the Trust—Amendment and Termination.

The Portfolio

Each of the Securities has been taken from the Dow Jones Industrial Average (“DJIA”). The DJIA comprises 30 common stocks chosen by the editors of The Wall Street Journal as representative of the broad market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors. Changes in the components of the DJIA are made entirely by the editors of The Wall Street Journal without consultation with the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely. Most substitutions have been the result of mergers, but from time to time, changes may be made to achieve a better representation. The components of the DJIA may be changed at any time for any reason. Any changes in the components of the DJIA after the date of this Prospectus will not cause a change in the identity of the common stocks included in the Trust’s portfolio, including any Additional Securities deposited in the Trust.

The first DJIA, consisting of 12 stocks, was published in The Wall Street Journal in 1896. The list grew to 20 stocks in 1916 and to 30 stocks on October 1, 1928. For two periods of 17 consecutive years each, there were no changes to the list: March 1939-July 1956 and June 1959-August 1976. The DJIA was revised on November 1, 1999 and most recently changed on April 8, 2004. On November 18, 2005, SBC Communications Inc., one of the 30 stocks that comprised the DJIA, acquired AT&T Corp. and adopted the AT&T Inc. name which currently appears in the DJIA.

Stocks Currently Comprising the DJIA

Alcoa Inc.

Altria Group, Inc.

American Express Company

American International Group

AT&T Inc.

Boeing Company

Caterpillar Inc.

Citigroup Inc.

Coca-Cola Company

E.I. du Pont de Nemours & Company

Exxon Mobil Corporation

General Electric Company

General Motors Corporation

Hewlett-Packard Co.

Home Depot Inc.

Honeywell Int’l.

Intel Corporation

International Business Machines Corporation

Johnson & Johnson

J.P. Morgan Chase & Company

McDonald’s Corporation

Merck & Company, Inc.

Microsoft Corporation

Minnesota Mining & Manufacturing Company

Pfizer

Procter & Gamble Company

United Technologies Corporation

Verizon Communications

Wal-Mart Stores, Inc.

Walt Disney Company

The dividend yield for each Security was calculated by annualizing the last regular dividend distributed and dividing the result by the market value of the Security as of two business days prior to the Initial Date of Deposit. This formula (an objective determination) served as the basis for the Sponsor’s selection of the ten stocks pursuant to the Strategic 10 Strategy. The stocks selected for the portfolio pursuant to the A+ Strategy were chosen because they were ranked A+ according to Standard & Poor’s quality rankings. “A+” is the highest of Standard & Poor’s earnings and dividend rankings for common stocks.

The point of departure in arriving at these rankings is a computerized scoring system based on per-share earnings and dividend records of the most recent ten years—a period deemed long enough by Standard & Poor’s to measure significant time segments of secular growth, to capture indications of basic change in trends as they develop, and to encompass the full peak-to-peak range of the business cycle. Basic scores are computed for earnings and dividends, then adjusted as indicated by a set of predetermined modifiers for growth, stability within long-term trend, and cyclicality. Adjusted scores for earnings and dividends are then combined to yield a final score.

These rankings are not a forecast of future market price performance, but are basically an appraisal of past performance of earnings and dividends, and relative current standing. They cannot take into account potential effects on management changes, internal company policies not yet fully reflected in the earnings and dividend record, public relations standing, recent competitive shifts, and a host of other factors that may be relevant to investment status and decision.

The companies represented in the Trust are some of the most well-known and highly capitalized companies in America. The Securities were selected irrespective of any research recommendation by the Sponsor. Investing in the stocks of the DJIA may be effective as well as conservative because regular dividends are common for established companies and dividends have accounted for a substantial portion of the total return on stocks comprising the DJIA.

The following table shows the hypothetical performance of investing approximately equal amounts in the Strategic 10/A+ Strategy at the beginning of each year and rolling over the proceeds. The total returns reflect sales charges and estimated trust expenses, but do not reflect brokerage commissions or taxes. If actual expenses differ from the estimates, the total returns reflected on the table would be higher or lower accordingly. In addition, since the total returns are reduced to reflect sales charges and expenses, the returns do not reflect the actual performance an individual investor would earn if they purchased the stocks comprising the Strategic 10/A+ Strategy individually, outside of the Trust, for these periods. These results represent past performance of the Strategic 10/A+ Strategy, and should not be considered indicative of future results of the Trust. The Trust’s annual total return may be lower than the DJIA or the S&P 500 in any one year. In fact, the Strategic 10/A+ Strategy has underperformed the DJIA and the S&P 500 in certain years. Also, investors in the Trust may not realize as high a total return as on a direct investment in the stocks comprising the Strategic 10/A+ Strategy since the Trust has sales charges and expenses and may not be fully invested at all times. Unit prices fluctuate with the value of the underlying stocks, and there is no assurance that dividends on these stocks will be paid or that the Units will appreciate in value, and indeed any or all of the underlying stocks may depreciate in value at any time in the future. See Risk Factors.

The following table compares the actual performance of the DJIA and the S&P 500 against the hypothetical performance of the Strategic 10/A+ Strategy in each of the past 25 years, as of December 31 in each of these years:

COMPARISON OF TOTAL RETURNS(1)(2)

(Strategic 10/A+ figures reflect sales charge and trust expenses but not brokerage commissions)

Year Ended	Strategic 10/A+(3)	Dow Jones Industrial Average (DJIA)	S&P 500
1981	2.37%	(3.40)%	(4.85)%
1982	26.58	25.79	20.36
1983	25.70	25.65	22.31
1984	3.87	1.08	5.97
1985	29.73	32.78	31.05
1986	29.60	26.92	18.54
1987	6.62	6.02	5.67
1988	16.92	15.95	16.35
1989	32.73	31.71	31.22
1990	(1.90)	(0.58)	(3.13)
1991	37.08	23.93	30.00
1992	6.27	7.35	7.43
1993	13.96	16.71	9.92
1994	4.11	4.95	1.28
1995	41.64	36.45	37.12
1996	26.27	28.58	22.68
1997	21.12	24.78	33.10
1998	21.72	18.00	28.34
1999	10.09	27.01	20.89
2000	(1.07)	(4.74)	(9.03)
2001	(9.30)	(5.42)	(11.85)
2002	(18.63)	(14.86)	(21.97)
2003	24.16	27.83	28.36
2004	4.53	5.19	10.74
2005	(2.64)	1.66	4.84

(1)	The Total Return represents the sum of Appreciation and Actual Dividend Paid. (i) Appreciation for the Strategic 10/A+ Portfolio in a given calendar year is calculated by subtracting the market value of the applicable stocks as of the close of trading on the last trading day of the previous calendar year from the market value of those stocks as of the close of trading on the last trading day in the given calendar year, and dividing the result by the market value of the stocks as of the close of trading on the last trading day of the previous calendar year. Appreciation for the DJIA and for the S&P 500 is calculated by subtracting the market value of the DJIA or the S&P 500 as of the close of trading on the last trading day of the previous calendar year from the market value of the DJIA or the S&P 500, respectively, as of the close of trading on the last trading day in the given calendar year, and dividing the result by the market value of the DJIA or the S&P 500, respectively, as of the close of trading on the last trading day of the previous calendar year. (ii) Actual Dividends Paid for the Strategic 10/A+ Portfolio is calculated by adding the total dividends credited on the stocks in the given calendar year and dividing the result by the market value of the applicable stocks as of the close of trading on the last trading day of the previous calendar year. Actual Dividends Paid for the DJIA and for the S&P 500 is calculated by taking the total dividends credited to the DJIA or the S&P 500 in the given calendar year and dividing the result by the market value of the DJIA or the S&P 500, respectively, as of the close of trading on the last trading day of the previous calendar year. The above information is derived from various independent recognized sources. The Sponsor has not independently verified the data obtained from these sources but has no reason to believe that this data is incorrect in any material respect.
(2)	In addition to reasons described elsewhere in the Prospectus, the performance of the actual trust may differ due to the fact that: (i) dividends and certain corporate actions such as spinoffs and mergers may be treated differently by the trust as compared to the data sources; and (ii) Citigroup Global Markets is legally prohibited from purchasing common stock in Citigroup Inc., which is one of the 30 companies that comprise the DJIA.
(3)	The Strategic 10/A+ Portfolio in any given calendar year was selected by (i) ranking the dividend yields for each of the stocks in the DJIA as of the beginning of that calendar year, based on an annualization of the last regular dividend distribution (which would have been declared in the preceding calendar year) divided by that stock’s market value on the close of trading on the last trading day of the previous calendar year and (ii) selecting the stocks in the DJIA which were ranked A+ as of the beginning of that calendar year according to Standard & Poor’s quality ranking.

These results represent past performance and should not be considered indicative of future results of this Trust. Unit prices may fluctuate with the value of the underlying stocks, and there is no assurance that dividends on these stocks will be paid or that the Units will appreciate in value.

The results of ownership of Units will differ from the results of ownership of the underlying Securities of the Trust for various reasons, including:

•	sales charges and expenses of the Trust,

•	the Portfolio may not be fully invested at all times,

•	the stocks may be purchased or sold at prices different from the closing price used to determine the Trust’s net asset value, and

•	not all stocks may be weighted in the initial proportions at all times.

Additionally, results of ownership to different Holders will vary depending on the net asset value of the underlying Securities on the days Holders bought and sold their Units. Of course, any purchaser of securities, including Units, will have to pay sales charges or commissions, which will reduce his total return.

All of the domestic Securities are publicly traded either on a stock exchange or in the over-the-counter market. Most of the contracts to purchase Securities deposited initially in the Trust are expected to settle in three business days, in the ordinary manner for such Securities.

The Trust consists of such Securities as may continue to be held from time to time in the Trust and any additional and replacement Securities and any money market instruments acquired and held by the Trust pursuant to the provisions of the Indenture (including the provisions with respect to the deposit into the Trust of Securities in connection with the sale of additional Units to the public) together with undistributed income therefrom and undistributed and uninvested cash realized from the disposition of Securities. See Administration of the Trust—Accounts and Distributions; Trust Supervision. The Indenture authorizes, but does not require, the Trustee to invest the net proceeds of the sale of any Securities in eligible money market instruments to the extent that the proceeds are not required for the redemption of Units. Any money market instruments acquired by the Trust must be held until maturity and must mature no later than the next Distribution Day and the proceeds distributed to Holders at that time. If sufficient Securities are not available at what the Sponsor considers a reasonable price, excess cash received on the creation of Units may be held in an interest-bearing account with the Trustee until that cash can be invested in Securities.

Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. However, should any contract deposited hereunder (or to be deposited in connection with the sale of additional Units) fail, the Sponsor shall, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Market Value of Securities listed under the Portfolio of the Trust, unless substantially all of the monies held in the Trust to cover the purchase are reinvested in replacement Securities in accordance with the Indenture. See Administration of the Trust—Trust Supervision.

Because certain of the Securities from time to time may be sold, or their percentage may be reduced under certain extraordinary circumstances described below, or because Securities may be distributed in redemption of Units, no assurance can be given that the Trust will retain for any length of time its present size. See Redemption; Administration of the Trust—Amendment and Termination. For Holders who do not redeem their Units, investments in Units of the Trust will be liquidated on the fixed date specified under Termination Date in the Summary of

Essential Information, and may be liquidated sooner if the net asset value of the Trust falls below that specified under Minimum Value of Trust set forth in the Summary of Essential Information. See Risk Factors.

Total returns and/or average annualized returns for various periods of previous Strategic Series may be included from time to time in advertisements and sales literature. Trust performance may be compared to performance of the Dow Jones Industrial Average and the S&P 500 Composite Stock Index. As with other performance data, performance comparisons should not be considered representative of the Trust’s relative performance for any future period. Advertising and sales literature for the Trust may also include excerpts from the Sponsor’s research reports on one or more of the stocks in the Trust, including a brief description of its industry group, and the basis on which the stock was selected.

Morningstar® Equity Style BoxTM

The Style Box™ reveals Morningstar, Inc.’s* determination of the Trust’s investment strategy, but may not necessarily be consistent with the Trust’s stated investment objectives. The Style Box is based on the holdings as of the initial date of deposit of the Trust and may vary thereafter. The vertical axis shows the market capitalization of the stocks owned and the horizontal axis shows investment style (value, blend or growth). A portion of the fee paid by the Sponsor to Morningstar, Inc. for the licensing and use of the Style Box product and data will be reimbursed to the Sponsor by the Trust.

Income

There is no assurance that dividends on the Securities will be declared or paid in the future.

Record and Distribution Days for the Trust are set forth under the Summary of Essential Information. Income distributions, if any, will be paid in cash, unless a Holder elects to reinvest his or her distributions in additional Units of the Trust. See Reinvestment Plan. Because dividends on the Securities are not received by the Trust at a constant rate throughout the year and because the issuers of the Securities may change the schedules or amounts or dividend payments, any distributions, whether reinvested or paid in cash, may be more or less than the amount of dividend income actually received by the Trust and credited to the income account established under the Indenture (the “Income Account”) as of the Record Day.

RISK FACTORS

Common Stock

An investment in Units entails certain risks associated with any investment in common stocks. For example, the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile

*	©2006 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including:

•	expectations regarding government economic, monetary and fiscal policies,

•	inflation and interest rates,

•	economic expansion or contraction, and

•	global or regional political, economic or banking crises.

The Sponsor’s buying and selling of the Securities, especially during the initial offering of Units of the Trust or to satisfy redemptions of Units may impact upon the value of the underlying Securities and the Units. The publication of the list of the Securities selected for the Trust may also cause increased buying activity in certain of the stocks comprising the Portfolio. After such announcement, investment advisory and brokerage clients of the Sponsor and its affiliates may purchase individual Securities appearing on the list during the course of the initial offering period. Such buying activity in the stock of these companies prior to the purchase of the Securities by the Trust may cause the Trust to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by the Trust.

Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally inferior to those of creditors or holders of debt obligations or preferred stocks of such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when, if, and in the amounts, declared by the issuer’s board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer’s board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stock.

Moreover, common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity, common stocks have neither a fixed principal amount nor a maturity, and have values which are subject to market fluctuations for as long as they remain outstanding.

Holders will be unable to dispose of any of the Securities in the Portfolio, as such, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote in accordance with the instructions of the Sponsor.

Dividends

The amount of dividends you receive depends on each particular issuer’s dividend policy, the financial condition of the companies and general economic conditions. Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely the Securities will have to be sold to meet Trust expenses. See Expenses and Charges—Payment of Expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

Fixed Portfolio

Investors should be aware that the Trust is not “managed” and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the Portfolio of the Trust except under certain extraordinary circumstances. Investors should note in particular that the Securities were selected on the basis of the Strategic 10/A+ Strategy set forth under Objective of the Trust and that the Trust may continue to purchase or hold Securities originally selected though this criteria even though a Security may no longer be included in either the Strategic 10 or A+ Strategies. For example, the Trust would not be required to sell any Security which is downgraded from an A+ ranking by S&P during the life of the Trust. For a description of the meaning of S&P’s rankings, see Rankings for Common Stock. A number of the Securities in the Trust may also be owned by other clients of the Sponsor. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. See Administration of the Trust—Trust Supervision. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interest of the holders of the Units to do so.

Although the Portfolio is regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust. The prices of single shares of each of the Securities in the Trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks’ purchase price than as a percentage of the higher-price stocks’ purchase price.

Additional Securities

Investors should note that in connection with the issuance of additional Units during the Public Offering Period, the Sponsor may deposit cash (or a letter of credit in lieu of cash) with instructions to purchase Securities, additional Securities or contracts to purchase Securities, in each instance maintaining the original proportionate relationship, subject to adjustment under certain circumstances, among the number of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Holder’s Units and the Income per Unit received by the Trust.

Organization Costs

The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust’s organization costs will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust’s organization costs after the completion of the initial public offering period, which is expected to be 90 days from the Initial Date of Deposit (a significantly shorter time period than the life of the Trust). During the initial public offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount set forth under “Plus Estimated Organization Costs” in the Summary of Essential Information, this will result in a greater effective cost per Unit to Holders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities to an extent which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Termination

The Trust may be terminated at any time and all outstanding Units liquidated if the net asset value of the Trust falls below 40% of the aggregate net asset value of the Trust at the completion of the initial public offering period. Investors should note that if the net asset value of the Trust should fall below the applicable minimum value, the Sponsor may then in its sole discretion terminate the Trust before the Termination Date specified in the Summary of Essential Information.

Legal Proceedings and Legislation

Altria Group common stock represents approximately 12% of the Trust Portfolio’s value. Legal proceedings covering a wide range of matters are pending in various United States and foreign jurisdictions against the Altria Group, its subsidiaries and affiliates, including Philip Morris USA Inc., (“Philip Morris”). Various types of claims are raised in these proceedings, including product liability and consumer protection.

In November 1998, Philip Morris and certain other United States tobacco product manufacturers entered into a Master Settlement Agreement with 46 states (there are four separate individual state settlements) to settle asserted and unasserted health care cost recovery and other claims. Philip Morris believes that the state settlement agreements may materially adversely affect its business, volume, results of operations, cash flows or financial position in future years. The degree of the adverse impact will depend, among other things, on the rates of decline in United States cigarette sales in the premium and discount cigarette segments, Philip Morris’ share of those segments, and the effect of any resulting cost advantage of manufacturers not subject to the state settlement agreements. Manufacturers representing almost all domestic shipments in 1998 have agreed to become subject to the terms of the Master Settlement Agreement.

The Sponsor cannot predict the outcome of the litigation pending against Philip Morris or how the current uncertainty concerning the settlement will ultimately be resolved. The Sponsor cannot predict whether these and other possible developments will have a material effect on the price of Philip Morris stock over the term of the Trust, which could in turn adversely affect Unit prices.

At any time after the Initial Date of Deposit, additional legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to any of the Securities in the Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trust or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

PUBLIC SALE OF UNITS

Public Offering Price

The Public Offering Price of the Units for the Trust is computed by adding the applicable initial sales charge to the net asset value per Unit of a Trust. The net asset value per Unit of a Trust is calculated by adding the combined market value of the Securities in the Trust (as determined by the Trustee) to any cash held to purchase Securities, and then dividing that sum by the number of Units of the Trust outstanding. The total sales charge (not including the Creation and Development Fee) consists of an initial sales charge and a deferred sales charge equal, in the aggregate, to a maximum charge of 2.20% of the Public Offering Price (2.249% of the net amount invested in Securities). In addition, during the initial offering period a per unit amount sufficient to reimburse the Sponsor for organization costs is added to the Public Offering Price for all purchases, including those which are subject to any of the sales charge reductions described below. See Expenses and Charges—Initial Expenses.

The initial sales charge is computed by deducting the deferred sales charge ($12.00 per 1,000 Units) from the aggregate sales charge of 2.20%. The initial sales charge on the Initial Date of Deposit is 1.00% of the Public Offering Price. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in the Trust. For example, the initial sales charge will exceed 1.00% if the Public Offering Price exceeds $1,000 per 1,000 Units and will be less than 1.00% if the Public Offering Price is less than $1,000 per 1,000 Units. The initial sales charge is deducted from the purchase price of a Unit at the time of purchase and paid to the Sponsor.

The deferred sales charge is a monthly charge of $3.00 per 1,000 Units and is accrued in four monthly installments commencing on July 1, 2006, and will be charged to the Capital Account on the first day of each month thereafter through October 1, 2006. As a result of the deferred sales charge being a fixed dollar amount, if the Public Offering Price exceeds $1,000 per 1,000 Units, the deferred sales charge will be less than 1.20%, and if the Public Offering Price is less than $1,000 per 1,000 Units, the deferred sales charge will exceed 1.20%. If a Deferred Sales Charge Payment Date is not a business day, the payment will be charged to the Trust on the next business day. To the extent that the entire deferred sales charge of $12.00 per 1,000 Units has not been deducted at the time of repurchase or redemption of Units prior to October 1, 2006, any unpaid amount will be deducted from the proceeds or in calculating an in kind distribution. Units purchased pursuant to the Reinvestment Plan are not subject to the remaining applicable deferred sales charge deduction. See Reinvestment Plan.

Purchasers on March 28, 2006 (the first day Units will be available to the public), will be able to purchase Units at approximately $1.00 each (including the initial sales charge). To allow Units to be priced at approximately $1.00, the Units outstanding as of the Evaluation Time on March 28, 2006 (all of which are held by the Sponsor), will be split (or split in reverse). The Public Offering Price on any subsequent date will vary from the Public Offering Price on the date of the initial Prospectus (set forth under Investment Summary) in accordance with fluctuations in the aggregate value of the underlying Securities. Units will be sold to investors at the Public Offering Price next determined after receipt of the investor’s purchase order. A proportionate share of the amount in the Income Account (described under Administration of the Trust—Accounts and Distributions) on the date of delivery of the Units to the purchaser is added to the Public Offering Price.

The initial sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least 50,000 Units. Sales charges are as follows:

	Initial Sales Charge		Maximum Dollar Amount Deferred Per 1,000 Units
Number of Units*	Percent of Offering Price	Percent of Net Amount Invested
Fewer than 50,000	1.00%	1.010%	$12.00
50,000 but less than 100,000.75		.758	12.00
100,000 but less than 250,000.25		.253	12.00
250,000 but less than 1,000,000	0	0	12.00

For purchases of at least 1,000,000 Units or $1,000,000 or more, the total sales charge will be .75% (or .758% of the net amount invested).

The above graduated sales charges will apply to all purchases on any one day by the same purchaser of Units in the amounts stated. Purchases of Units will not be aggregated with purchases of units of any other series of a unit investment trust sponsored by Citigroup Global Markets Inc. or Units received in exchange for units of Exchangeable Series, as defined below, which are not subject to any initial sales charge. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

Valuation of Securities by the Trustee is made as of the close of business on the New York Stock Exchange on each business day. Securities quoted on a national stock exchange or the Nasdaq National Market System are valued at the closing sale price, or if no closing sale price exists, on the basis of the last reported sale price, or if no last reported sale price exists, at the mean between the closing bid and offer prices. Securities not so quoted are valued at the mean between bid and offer prices (unless the Sponsor or Trustee deems any such price inappropriate as a basis for evaluation). See Redemption—Computation of Redemption Price Per Unit.

The holders of units of any outstanding unit investment trust (the “Exchangeable Series”) may exchange units of the Exchangeable Series for units of the Trust at their relative net asset values, subject only to the applicable deferred sales charge and the Creation and Development Fee. An exchange of Exchangeable Series units for Units of the Trust will generally be a taxable event. The exchange option described above will also be available to investors in an Exchangeable Series who elect to purchase Units of the Trust (if available) within 60 calendar days of their redemption of units in the Exchangeable Series which were held through accounts of the Sponsor, or one of its affiliates. However, the exchange option described above will be available to holders of units of Strategic 10/A+ Portfolio, 2005 Series A (the “2005 Series”) who elect to reinvest their terminating distribution and purchase Units of the Trust (if available) within only 14 calendar days after the termination of the 2005 Series. The minimum purchase amount for Units of a Trust of $250 will be waived in connection with the exchange option, as well as in connection with the exchange and rollover privileges. See Exchange and Rollover Privileges. The Sponsor reserves the right to modify, suspend or terminate this exchange option at any time.

Employees of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units pursuant to employee benefit plans, at a price equal to the aggregate value of the Securities

*	The reduced sales charge is also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for 1,000 Units, etc.

in the Trust divided by the number of Units outstanding only subject to the applicable deferred sales charge. Sales to these plans involve less selling effort and expense than sales to employee groups of other companies. The initial sales charge and deferred sales charge will be waived for Units purchased by participants in the Asset OneSM Program.

Public Distribution

Units will be distributed to the public at the Public Offering Price through the Sponsor, as sole underwriter of the Trust, and may also be distributed through dealers.

The Sponsor intends to qualify Units of the Trust for sale in all states of the United States where qualification is deemed necessary through the Sponsor and dealers who are members of the NASD. Sales to dealers, if any, will initially be made at prices which represent a concession from the Public Offering Price per Unit to be established at the time of sale by the Sponsor.

The Sponsor may make payments for distribution and/or Holder servicing activities out of its past profits and other available sources. The Sponsor may also make payments for marketing, promotional or related expenses to dealers. The amount of these payments is determined by the Sponsor and may be substantial. Affiliates of the Sponsor may make similar payments under similar arrangements. These payments will not change the price that purchasers pay for Units of the Trust.

Underwriter’s and Sponsor’s Profits

The Sponsor, as sole underwriter, receives a gross underwriting commission equal to the initial sales charge of 1.00% of the Public Offering Price (subject to reduction on a graduated scale basis in the case of volume purchases, and subject to reduction for purchasers as described under Public Offering Price above) and the Deferred Sales Charge of $12.00 per 1,000 Units accrued in four monthly installments of $3.00.

In the event that subsequent deposits are effected by the Sponsor with the deposit of Securities (as opposed to cash or a letter of credit) with respect to the sale of additional Units to the public, the Sponsor may realize a profit or loss, which equals the difference between the cost of the Securities to the Trust (which is based on the aggregate value of the Securities on deposit) and the Sponsor’s purchase price of such Securities. The Sponsor also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence of the Public Offering Price received by the Sponsor for Units. Cash, if any, made available by buyers of Units to the Sponsor prior to the settlement dates for purchase of Units may be used in the Sponsor’s business and may be of benefit to the Sponsor.

The Sponsor also receives an annual fee at the maximum rate of $0.60 per 1,000 Units for the administrative and other services which it provides during the life of the Trust. See Expenses and Charges—Fees. The Sponsor has not participated as sole underwriter or manager or member of any underwriting syndicate from which any of the Securities in the Portfolio on the Initial Date of Deposit were acquired, except as indicated under Portfolio.

In maintaining a market for the Units (see Market for Units), the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys Units (based on the aggregate value of the Securities) and the prices at which it resells such Units (which include the sales charge) or the prices at which the Securities are sold after it redeems such Units, as the case may be.

Creation and Development Fee

The Sponsor will receive a creation and development fee of $3.00 per 1,000 Units (the “Creation and Development Fee”) and will be payable from the assets of the Trust as of the close of the initial public offering period. This fee, which has historically been included in the gross sales fee, compensates the Sponsor for the creation and development of the Trust, including the determination of the Trust’s objectives and policies and portfolio composition and size, and selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts. Upon a repurchase, redemption or exchange of units before the close of the initial public offering period, the Creation and Development Fee will not be deducted from the proceeds.

MARKET FOR UNITS

While the Sponsor is not obligated to do so, its intention is to maintain a market for Units and offer continuously to purchase Units from the Initial Date of Deposit at prices, subject to change at any time, which will be computed by adding:

•	the aggregate value of Securities in the Trust,

•	amounts in the Trust, including dividends receivable on stocks trading ex-dividend, and

•	all other assets in the Trust.

Deducting therefrom the sum of:

•	taxes or other governmental charges against the Trust not previously deducted,

•	accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses, and

•	amounts for distribution to Holders of record as of a date prior to the evaluation.

The result of the above computation is divided by the number of Units outstanding as of the date of computation. The Sponsor may discontinue purchases of Units if the supply of Units exceeds demand or for any other business reason. The Sponsor, of course, does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. On any given day, however, the price offered by the Sponsor for the purchase of Units shall be an amount not less than the Redemption Price per Unit, based on the aggregate value of Securities in the Trust on the date on which the Units of the Trust are tendered for redemption. See Redemption.

The Sponsor may, of course, redeem any Units it has purchased in the secondary market to the extent that it determines that it is undesirable to continue to hold such Units in its inventory. Factors which the Sponsor will consider in making such a determination will include the number of units of all series of unit trusts which it has in its inventory, the saleability of such units and its estimate of the time required to sell such units and general market conditions. For a description of certain consequences of such redemption for the remaining Holders, see Redemption.

REDEMPTION

Units may be redeemed by the Trustee at its corporate trust office upon payment of any relevant tax without any other fee, accompanied by a written instrument or instruments of transfer with the signature guaranteed by a national bank or trust company, a member firm of any of the New York, Midwest or Pacific Stock Exchanges, or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions. See Administration of the Trust—Accounts and Distributions. The Securities to be sold will be selected by the Trustee from those designated on the current list provided by the Sponsor for this purpose. After the initial public offering period, the Redemption Price per Unit will be reduced to reflect the estimated cost of liquidating securities to meet redemptions. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be a sufficient number of shares to obtain institutional rates of brokerage commissions (generally between 1,000 and 5,000 shares).

The Trustee will redeem Units “in kind.” Thus, a Holder will be able (except during a period described in the last paragraph under this heading), not later than the seventh calendar day following such tender (or if the seventh calendar day is not a business day, on the first business day prior thereto), to receive in kind an amount per Unit equal to the Redemption Price per Unit (computed as described in Redemption—Computation of Redemption Price per Unit) as determined as of the day of tender. The Redemption Price per Unit for in kind distributions (the “In Kind Distribution”) will take the form of the distribution of whole shares and cash equal to the fractional shares of each of the Securities in the amounts and the appropriate proportions represented by the fractional undivided interest in the Trust of the Units tendered for redemption (based upon the Redemption Price per Unit).

In Kind Distributions on redemption will be held by The Bank of New York, as Distribution Agent, for the account, and for disposition in accordance with the instructions of, the tendering Holder as follows:

(a)  The Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender and remit to the Holder not later than seven calendar days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale unless the tendering Unit Holder requests a distribution of the Securities as set forth in paragraph (b) below. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales. Since these proceeds will be net of brokerage commissions, Holders who wish to receive cash for their Units should always offer them for sale to the Sponsor in the secondary market before seeking redemption by the Trustee. The Trustee may offer Units tendered for redemption and cash liquidation to the Sponsor on behalf of any Holder to obtain this more favorable price for the Holder.

(b)  If the tendering Holder requests an In Kind Distribution and tenders Units with a value in excess of $250,000, the Distribution Agent (or the Sponsor acting on behalf of the Distribution Agent) shall sell any portion of the In Kind Distribution represented by fractional interests in accordance with the foregoing and distribute net cash proceeds to the tendering Holder together with certificates representing whole shares of each of the Securities that comprise the In Kind Distribution. (The Trustee may, however, offer the Sponsor the opportunity to purchase the tendered Units in exchange for the numbers of shares of each Security and cash, if any, which the Holder is entitled to receive. The tax consequences to the Holder would be identical in either case.)

The $250,000 threshold will not apply to redemptions in kind at the termination of the Trust. Holders who wish to receive an In Kind Distribution at the termination of the Trust must give notice of such election at least 10 business days prior to the Termination Date set forth in the Summary of Essential Information.

Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available (an explanation of such Account is set forth under Administration of the Trust—Accounts and Distributions). In addition, in implementing the redemption procedures described above, the Trustee and the Distribution Agent shall make any adjustments necessary to reflect differences between the Redemption Price of the Units and the value of the In Kind Distribution as of the date of tender. To the extent that Securities are distributed in kind, the size of the Trust will be reduced.

A Holder may tender Units for redemption on any weekday (a “Tender Day”) which is not one of the following: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving or Christmas. The right of redemption may be suspended and payment postponed for any period, determined by the Securities and Exchange Commission (“SEC”), (1) during which the New York Stock Exchange is closed other than for customary weekend and holiday closings, (2) during which the trading on that Exchange is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable or (3) for such periods as the SEC may by order permit.

Computation of Redemption Price Per Unit

Redemption Price per Unit is computed by the Trustee as of the Evaluation Time on each June 30 and December 31 (or the last business day prior thereto), as of the Evaluation Time next following the tender of any Unit for redemption on any Tender Day, and on any other business day desired by the Trustee or the Sponsor, by adding (1) the aggregate value of the Securities determined by the Trustee, (2) amounts in the Trust including dividends receivable on stocks trading ex-dividend (with appropriate adjustments to reflect monthly distributions made to Holders) and (3) all other assets in the Trust; deducting therefrom the sum of (a) taxes or other governmental charges against the Trust not previously deducted, (b) accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses and (c) amounts for distribution to Holders of record as of a date prior to the evaluation; and dividing the result of such computation by the number of Units outstanding as of the date thereof. As of the close of the initial public offering period the Redemption Price per 1,000 Units will be reduced to reflect the payment of the per 1,000 Unit organization costs to the Sponsor. Therefore, the amount of the Redemption Price per 1,000 Units received by a Holder will include the portion representing organization costs only when such Units are tendered for redemption prior to the close of the initial public offering period.

The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner: if the Securities are listed on a national securities exchange or the Nasdaq National Market System, or a foreign securities exchange, such evaluation shall generally be based on the closing sale price on such exchange, or if there is no closing sale price on such exchange, on the basis of the last reported sale price on such exchange, or if there is no last reported sale price on such exchange, at the mean between the closing offering and bid side evaluation (unless the Sponsor or Trustee deems any such price inappropriate as a basis for evaluation). If the Securities are not so listed or, if so listed and the principal market therefor is other than on such exchange, such evaluation shall generally be made by the Trustee in good faith based at the mean between current bid and offer prices on the over-the-counter market (unless the Trustee deems such mean inappropriate as a basis for evaluation) or, if bid and offer prices are not available, (1) on the basis of the mean between current bid and offer prices for comparable securities, (2) by the Trustee’s appraising the value of the Securities in good faith at the mean between the bid side and the offer side of the market or (3) by any combination thereof.

A redemption (other than with respect to shares received in an In Kind Distribution) is a taxable event and may result in capital gain income or loss to the Holder. See Taxes.

EXPENSES AND CHARGES

Initial Expenses — Investors will reimburse the Sponsor on a per 1,000 Units basis, for all or a portion of the estimated costs incurred in organizing the Trust including the cost of the initial preparation, printing and execution of the registration statement and the Indenture, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket costs. The estimated organization costs will be paid from the assets of the Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the expenses incurred in establishing the Trust, as well as advertising and selling expenses, will be paid by the Sponsor at no cost to the Trust.

Fees — The Trustee’s and Sponsor’s fees are set forth under Summary of Essential Information. The Trustee receives for its services as Trustee and Distribution Agent payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee’s fee (in respect of services as Trustee), payable monthly, is based on the largest number of Units outstanding during the preceding month. Certain regular and recurring expenses of the Trust, including certain mailing and printing expenses, are borne by the Trust. The Trustee receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture. The Sponsor’s fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year.

The Sponsor’s fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services for the Trust, but at no time will the total amount the Sponsor receives for trust supervisory services rendered to all series of Citigroup Global Markets Unit Trusts in any calendar year exceed the aggregate cost to it of supplying these services in that year. In addition, the Sponsor may also be reimbursed for bookkeeping or other administrative services provided to the Trust in amounts not exceeding its cost of providing those services.

The fees of the Trustee and Sponsor may be increased without approval of Holders in proportion to increases under the classification “All Services Less Rent” in the Consumer Price Index published by the United States Department of Labor.

The estimated expenses set forth in the Fee Table do not include the brokerage commissions payable by the Trust in purchasing Securities.

Other Charges — These include: (1) fees of the Trustee for extraordinary services (for example, making distributions due to failure of contracts for Securities), (2) expenses of the Trustee incurred for the benefit of the Trust (including legal and auditing expenses) and expenses of counsel designated by the Sponsor, (3) various governmental charges and fees and expenses for maintaining the Trust’s registration statement current with federal and state authorities,

(4) expenses and costs of action taken by the Sponsor, in its discretion, or the Trustee, in its discretion, to protect the Trust and the rights and interests of Holders (for example, expenses in exercising the Trust’s rights under the underlying Securities), (5) indemnification of the Trustee for any losses, liabilities and expenses incurred without negligence, bad faith or willful misconduct on its part, (6) indemnification of the Sponsor for any losses, liabilities and expenses incurred without gross negligence, bad faith, willful misconduct or reckless disregard of their duties and (7) expenditures incurred in contacting Holders upon termination of the Trust. The amounts of these charges and fees are secured by a lien on the Trust.

Payment of Expenses — Funds necessary for the payment of the above fees, as well as the Creation and Development Fee, will be obtained in the following manner: (1) first, by deductions from the Income Accounts (see below); (2) to the extent the Income Account funds are insufficient, by distribution from the Capital Accounts (see below) (which will reduce distributions from the Accounts); and (3) to the extent the Income and Capital Accounts are insufficient, by selling Securities from the Portfolio and using the proceeds to pay the expenses. The Sponsor may also direct the Trustee to defer payment of certain expenses, including the Deferred Sales Charge and the Creation and Development Fee, in which case sales for such payment will be deferred. Holders will be at risk of market fluctuations in the Securities with respect to such deferred payments from the accrual dates of such payments to the date of actual sale of Securities to satisfy these liabilities. Each of these methods of payment will result in a reduction of the net asset value of the Units. Payment of the Deferred Sales Charge will be made in the manner described under Administration of the Trust—Accounts and Distributions below.

Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable (see Description of the Trust—Risk Factors), the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely that Securities will have to be sold to meet Trust expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

ADMINISTRATION OF THE TRUST

Records

The Trustee keeps records of the transactions of the Trust at its unit investment trust office including names, addresses and holdings of all Holders of record, a current list of the Securities and a copy of the Indenture. Such records are available to Holders for inspection at reasonable times during business hours.

Accounts and Distributions

Dividends payable to the Trust are credited by the Trustee to an Income Account, as of the date on which the Trust is entitled to receive such dividends as a holder of record of the Securities. All other receipts (i.e., return of capital, stock dividends, if any, and gains) will be credited by the Trustee to a Capital Account. If a Holder receives his or her distribution in cash, any income distribution for the Holder as of each Record Day will be made on the following Distribution Day or shortly thereafter and shall consist of an amount equal to the Holder’s pro rata share of the distributable balance in the Income Account as of such Record Day, after deducting estimated expenses. The first distribution for persons who purchase Units between a Record Day and a Distribution Day will be made on the second Distribution Day following their purchase of Units. In addition, amounts from the Capital Account may be distributed from time to time to Holders of Record. No distribution need be made from the Capital Account if the balance therein is less than an amount sufficient to distribute $5.00 per 1,000 Units. The Trustee may withdraw from the Income Account, from time to time, such amounts as it deems requisite to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust. Funds held by the Trustee in the various accounts created under the Indenture do not bear interest. Distributions of amounts necessary to pay the Deferred Sales Charge will be made from the Capital Account to an account maintained by the Trustee for purposes of satisfying investors’ sales charge obligations. Although the Sponsor may collect the Deferred Sales Charge monthly, to keep Units more fully invested the Sponsor currently does not anticipate sales of Securities to pay the Deferred Sales Charge, as well as the Creation and Development Fee, until after the last Deferred Sales Charge Payment Date. Proceeds of the disposition of any Securities not used to pay the Deferred Sales Charge or to redeem Units will be held in the Capital Account and distributed on the Final Distribution upon termination of the Trust.

Purchases at Market Discount — Certain of the shareholder dividend reinvestment, stock purchase or similar plans maintained by issuers of the Securities offer shares pursuant to such plans at a discount from market value. Subject to any applicable regulations and plan restrictions, the Sponsor intends to direct the Trustee to participate in any such plans to the greatest extent possible taking into account the Securities held by the Trust in the issuers offering such plans. In such event, the Indenture requires that the Trustee forthwith distribute in kind to the Distribution Agent the Securities received upon any such reinvestment to be held for the accounts of the Holders in proportion to their respective interests in the Trust. It is anticipated that Securities so distributed shall immediately be sold. Therefore, the cash received upon such sale, after deducting sales commissions and transfer taxes, if any, will be used for cash distributions to Holders.

The Trustee will follow a policy that it will place securities transactions with a broker or dealer only if it expects to obtain the most favorable prices and executions of orders. Transactions in securities held in the Trust are generally made in brokerage transactions (as distinguished from principal transactions) and the Sponsor or any of its affiliates may act as brokers therein if the Trustee expects thereby to obtain the most favorable prices and execution. The furnishing of statistical and research information to the Trustee by any of the securities dealers through which transactions are executed will not be considered in placing securities transactions.

Trust Supervision

The Trust is a unit investment trust which normally follows a buy and hold investment strategy and is not actively managed. Therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the Portfolio. However, the Portfolio is regularly reviewed. Traditional methods of investment management for a managed fund (such as a mutual fund) typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. However, while it is the intention of the Sponsor to continue the Trust’s investment in the Securities in the original proportions, it has the power, but not the obligation to direct the disposition of the Securities upon institution of certain legal proceedings, default under certain documents adversely affecting future declaration or payment of anticipated dividends, or a substantial decline in price or the occurrence of materially adverse credit factors that, in the opinion of the Sponsor, would make the retention of the Securities detrimental to the interest of the Holders; or a public tender offer, merger or acquisition affecting the Securities, that, in the opinion of the Sponsor, would make the sale of the Securities in the best interests of the Holders.

Further, the Trust will likely continue to hold a Security and purchase additional shares even if its issuer is no longer included in the Strategic 10, is no longer ranked A+ by Standard & Poor’s or even if it is deleted from the DJIA. The Sponsor is authorized under the Indenture to direct the Trustee to invest the proceeds of any sale of Securities not required for redemption of Units in eligible money market instruments having fixed final maturity dates no later than the next Distribution Day (at which time the proceeds from the maturity of said instrument shall be distributed to Holders) which are selected by the Sponsor and which will include only the following instruments:

(i)  Negotiable certificates of deposit or time deposits of domestic banks which are members of the Federal Deposit Insurance Corporation and which have, together with their branches or subsidiaries, more than $2 billion in total assets, except that certificates of deposit or time deposits of smaller domestic banks may be held provided the deposit does not exceed the insurance coverage on the instrument (which currently is $100,000), and provided further that the Trust’s aggregate holding of certificates of deposit or time deposits issued by the Trustee may not exceed the insurance coverage of such obligations and (ii) U.S. treasury notes or bills.

In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interest of the Holders of the Units to do so. In addition, the Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new Securities in exchange or substitution for any Securities except that the Sponsor may instruct the Trustee to accept or reject such an offer to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer failed to declare or pay anticipated dividends with respect to such Securities or (2) in the written opinion of the Sponsor the issuer will probably fail to declare or pay anticipated dividends with respect to such Securities in the reasonably foreseeable future. Any Securities so received in exchange or substitution shall be sold unless the Sponsor directs that they be held by the Trustee subject to the terms and conditions of the Indenture to the same extent as Securities originally deposited thereunder. If a Security is eliminated from the Portfolio and no replacement security is acquired, the Trustee shall within a reasonable period of time thereafter notify Holders of the Trust of the sale of the Security. Except as stated in this and the following paragraphs, the Trust may not acquire any securities other than (1) the Securities and (2) securities resulting from stock dividends, stock splits and other capital changes of the issuers of the Securities.

The Sponsor is authorized to direct the Trustee to acquire replacement Securities (“Replacement Securities”) to replace any Securities for which purchase contracts have failed (“Failed Securities”), or, in connection with the deposit of Additional Securities, when Securities of an issue originally deposited are unavailable at the time of subsequent deposit, as described more fully below. Replacement Securities that are replacing Failed Securities will be deposited into the Trust within 110 days of the date of deposit of the contracts that have failed at a purchase price that does not exceed the amount of funds reserved for the purchase of Failed Securities. The Replacement Securities shall satisfy certain conditions specified in the Indenture including, among other conditions, requirements that the Replacement Securities shall be publicly-traded common stocks; shall be issued by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934 (or similar provisions of law); shall not result in more than 10% of the Trust consisting of securities of a single issuer (or of two or more issuers which are Affiliated Persons as this term is defined in the Investment Company Act of 1940) which are not registered and are not being registered under the Securities Act of 1933 or result in the Trust owning more than 50% of any single issue which has been registered under the Securities Act of 1933; and shall have, in the opinion of the Sponsor, characteristics sufficiently similar to the characteristics of the other Securities in the Trust as to be acceptable for acquisition by the Trust. Whenever a Replacement Security has been acquired for the Trust, the Trustee shall, on the next Distribution Day that is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Replacement Security. If Replacement Securities are not acquired, the Sponsor will, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Market Value of Securities listed under Portfolio plus income attributable to the Failed Security. Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities received in a non-taxable stock dividend or stock split, shall be retained or disposed of by the Trustee as provided in the Indenture. The proceeds of any disposition shall be credited to the Income or Capital Account of the Trust.

The Indenture also authorizes the Sponsor to increase the size and number of Units of the Trust by the deposit of cash (or a letter of credit) with instructions to purchase Additional Securities, contracts to purchase Additional Securities, or Additional Securities in exchange for the corresponding number of additional Units during the 90-day period subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit (the “Original Proportionate Relationship”) is maintained to the extent practicable.

Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the original proportionate relationship among the number of shares of each Security comprising the Portfolio at the end of the initial 90-day period.

With respect to deposits of cash (or a letter of credit) with instructions to purchase Additional Securities, Additional Securities or contracts to purchase Additional Securities, in connection with creating additional Units of the Trust during the 90-day period following the Initial Date of Deposit, the Sponsor may specify minimum amounts of Additional Securities to be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the Original Proportionate Relationship. If Securities of an issue originally deposited are unavailable at the time of subsequent deposit or cannot be purchased at reasonable prices or their purchase is prohibited or restricted by law, regulation or policies applicable to the Trust or the Sponsor, the Sponsor may (1) deposit cash or a letter of credit with instructions to purchase the Security when practicable (provided that it becomes available within 110 days after the Initial Date of Deposit), (2) deposit (or instruct the Trustee to purchase) Securities of one or more other issues originally deposited or (3) deposit (or instruct the Trustee to purchase) a Replacement Security that will meet the conditions described above. Any funds held to acquire Additional or Replacement Securities which have not been used to purchase Securities at the end of the 90-day period beginning with the Initial Date of Deposit, shall be used to purchase Securities as described above or shall be distributed to Holders together with the attributable sales charge.

Reports to Holders

The Trustee will furnish Holders with each distribution a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within sixty days following the Termination Date, the Trustee will furnish to each person who at any time during the term of the Trust was a Holder of record a statement (1) as to the Income Account: income received; deductions for applicable taxes and for fees and expenses of the Trustee and counsel, and certain other expenses; amounts paid in connection with redemptions of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount per Unit outstanding on the Termination Date; (2) as to the Capital Account: the disposition of any Securities (other than pursuant to In Kind Distributions) and the net proceeds received therefrom; the results of In Kind Distributions in connection with redemption of Units; deductions for payment of applicable taxes and for fees and expenses of the Trustee and counsel and certain other expenses, to the extent that the Income Account is insufficient, and the balance remaining after such distribution and deductions, expressed both as a total dollar amount and as a dollar amount per Unit outstanding on the Termination Date; (3) a list of the Securities held and the number of Units outstanding on the Termination Date; (4) the Redemption Price per Unit based upon the last computation thereof made during term of the Trust; and (5) amounts actually distributed during term of the Trust from the Income Account expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the record dates for such distributions.

In order to enable them to comply with federal and state tax reporting requirements, Holders will be furnished with evaluations of Securities upon request to the Trustee.

Book-Entry Units

Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form either at Depository Trust Company (“DTC”) through an investor’s broker’s account or through registration of the Units on the books of the Trustee. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor’s DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC or the Trustee. Ownership and transfer of Units will be evidenced and accomplished by book-entries made by DTC and its participants if the Units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the Trustee. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Holder. Holders must sign such written request exactly as their names appear on the records of the Trust. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

Amendment and Termination

The Sponsor may amend the Indenture, with the consent of the Trustee but without the consent of any of the Holders, (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (2) to change any provision thereof as may be required by the SEC or any successor governmental agency and (3) to make such other provisions as shall not materially adversely affect the interest of the Holders (as determined in good faith by the Sponsor). The Indenture may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the Holders of 51% of the Units, provided that no such amendment or waiver will reduce the interest in the Trust of any Holder without the consent of such Holder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Holders.

The Indenture will terminate upon the earlier of the disposition of the last Security held thereunder or the Termination Date specified under Summary of Essential Information. However, the Sponsor may extend the Termination Date for a period of no longer than 30 days without giving notice to the Holders. The Indenture may also be terminated by the Sponsor if the value of the Trust is less than the minimum value set forth under Summary of Essential Information (as described under Description of the Trust—Risk Factors) and may be terminated at any time by written instrument executed by the Sponsor and consented to by Holders of 51% of the Units. The Trustee shall deliver written notice of any early termination to each Holder of record within a reasonable period of time prior to such termination. Holders may, by written notice to the Trustee at least ten days prior to termination, elect to receive an In Kind Distribution of their pro rata share of the Securities remaining in the Portfolio at that time (net of their applicable share of expenses). Within a reasonable period of time after such termination, the Trustee must sell all of the Securities then held and distribute to each remaining Holder, after deductions of accrued and unpaid fees, taxes and governmental and other charges, such Holder’s interest in the Income and Capital Accounts. Such distribution will normally be made by mailing a check in the amount of each Holder’s interest in such accounts to the address of such nominee Holder appearing on the record books of the Trustee.

EXCHANGE AND ROLLOVER PRIVILEGES

Holders may exchange their Units of the Trust into units of any then outstanding series of Equity Focus Trusts, Strategic Series (an “Exchange Series”) at their relative net asset values, subject only to the remaining deferred sales charge (as disclosed in the prospectus for the Exchange Series). The exchange option described above will also be available to investors in the Trust who elect to purchase units of an Exchange Series within the number of days of their liquidation of Units in the Trust as disclosed in the prospectus for the Exchange Series.

Holders who retain their Units until the termination of the Trust may reinvest their terminating distributions into units of a subsequent series of Equity Focus Trusts, Strategic Series (the “New Series”) provided one is offered. Such purchaser may be entitled to a reduced sales load (as disclosed in the prospectus for the New Series) upon the purchase of units of the New Series. Holders who decide not to rollover their proceeds will receive a cash distribution or may elect to receive an In Kind Distribution, after the Trust terminates.

Under the exchange and rollover privilege, the Sponsor’s repurchase price would be based upon the market value of the Securities in the Trust portfolio and units in the Exchange Series or New Series will be sold to the Holder at a price based on the aggregate market price of the securities in the portfolio of the Exchange Series or New Series. Holders will pay their share of any brokerage commissions on the sale of underlying Securities when their Units are liquidated during the exchange or rollover. Exercise of the exchange or rollover privilege by Holders is subject to the following conditions: (i) the Sponsor must have units available of an Exchange Series or New Series during initial public offering or, if such period is completed, must be maintaining a secondary market in the units of the available Exchange Series or New Series and such units must be available in the Sponsor’s secondary market account at the time of the Holder’s elections; and (ii) exchange will be effected only in whole units. Holders will not be permitted to advance any funds in excess of their redemption in order to complete the exchange. Any excess proceeds received from the Holder for exchange will be remitted to such Holder.

Section 17(a) of the Investment Company Act of 1940 generally prohibits principal transactions between registered investment companies and their affiliates. Pursuant to an exemptive order issued by the SEC, each terminating Strategic 10/A+ Series can sell duplicated securities directly to a New Series. The exemption will enable the Trust to eliminate commission costs on these transactions. The price for those securities transferred will be the closing sale price on the sale date on the national securities exchange where the securities are principally traded, as certified and confirmed by the Trustee.

It is expected that the terms of the Exchange Series or New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar reinvestment programs will be offered with respect to all subsequent series of the Trust. The availability of these options do not constitute a solicitation of an offer to purchase units of an Exchange Series or a New Series or any other security. A Holder’s election to participate in either of these options will be treated as an indication of interest only. Holders should contact their financial professionals to find out what suitable Exchange or New Series is available and to obtain a prospectus. Holders may acquire units of those Series which are lawfully for sale in states where they reside and only those Exchange Series in which the Sponsor is maintaining a secondary market. At any time prior to the exchange by the Holder of units of an Exchange Series, or the purchase by a Holder of units of a New Series, such Holder may change its investment strategy and receive its terminating distribution. An election of the rollover option may not, and the exchange option will not, prevent the holder from recognizing taxable gain or loss (except in the case of loss, if and to the extent the Exchange or New Series, as the case may be, is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Holders should consult their own tax advisers in this regard. The Sponsor reserves the right to modify, suspend or terminate either or both of these reinvestment privileges at any time.

REINVESTMENT PLAN

Distributions of income and/or principal, if any, on Units will be paid in cash. Pursuant to the Trust’s “Reinvestment Plan,” Holders may elect to automatically reinvest their distributions into additional Units of the Trust at no extra charge. If the Holder wishes to participate in the Reinvestment Plan, the Holder must notify his or her financial professional or the Trustee (depending upon whether the Units are held in street name or directly in the name of the Holder, respectively), at least ten business days prior to the Distribution Day to which that election is to apply. The election may be modified or terminated by similar notice. Investors that rollover into the Trust from prior series of Equity Focus Trusts, Strategic 10/A+ Portfolio (a “Prior Series”) and who participated in the Reinvestment Plan of such Prior Series when it terminated, will continue to have their distributions reinvested into additional Units of the Trust until they elect otherwise.

Distributions being reinvested will be paid in cash to the Sponsor, who will use them to purchase Units of the Trust at the Sponsor’s Repurchase Price (the net asset value per Unit without any sales charge) in effect at the close of business on the Distribution Day. These may be either previously issued Units repurchased by the Sponsor or newly issued Units created upon the deposit of additional Securities in the Trust. See Description of the Trust—Structure and Offering. Each participant will receive an account statement reflecting any purchase or sale of Units under the Reinvestment Plan.

The costs of the Reinvestment Plan will be borne by the Sponsor, at no cost to the Trust. The

Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.

RESIGNATION, REMOVAL AND LIMITATIONS ON LIABILITY

Trustee

The Trustee or any successor may resign upon notice to the Sponsor. The Trustee may be removed upon the direction of the Holders of 51% of the Units of a trust at any time, or by the Sponsor without the consent of any of the Holders if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities. Such resignation or removal shall become effective upon the acceptance of appointment by the successor. In case of such resignation or removal the Sponsor is to use its best efforts to appoint a successor promptly and if upon resignation of the Trustee no successor has accepted appointment within thirty days after notification, the Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Trustee shall be under no liability for any action taken in good faith in reliance on prima facie properly executed documents or for the disposition of monies or Securities, nor shall it be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Security. This provision, however, shall not protect the Trustee in cases of wilful misfeasance, bad faith, negligence or reckless disregard of its obligations and duties. In the event of the failure of the Sponsor to act, the Trustee may act under the Indenture and shall not be liable for any of these actions taken in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

Sponsor

The Sponsor may resign at any time if a successor Sponsor is appointed by the Trustee in accordance with the Indenture. Any new Sponsor must have a minimum net worth of $2,000,000 and must serve at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC. If the Sponsor fails to perform its duties or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (1) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC, (2) terminate the Indentures and liquidate the Trust or (3) continue to act as Trustee without terminating the Indenture.

The Sponsor shall be under no liability to the Trust or to the Holders for taking any action or for refraining from taking any action in good faith or for errors in judgment and shall not be liable or responsible in any way for depreciation of any Security or Units or loss incurred in the sale of any Security or Units. This provision, however, shall not protect the Sponsor in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on its business and duly assumes all of its obligations under the Indenture and in such event it shall be relieved of all further liability under the Indenture.

TAXES

The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units by U.S. citizens and residents and corporations organized in the United States. The summary is limited to investors who hold the Units as “capital assets” (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986 (the “Code”), and does not address the tax consequences of Units held by dealers, financial institutions, insurance companies or anyone who holds Units as part of a hedge or straddle.

In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing law:

1.  The Trust is not an association taxable as a corporation for federal income tax purposes, and income received by the Trust will be treated as income of the Holders in the manner set forth below.

2.  Each Holder will be considered the owner of a pro rata portion of each Security in the Trust under the grantor trust rules of Sections 671-679 of the Code. A taxable event will generally occur with respect to each Holder when the Trust disposes of a Security (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of Units by such Holder. A Holder should determine its tax cost for each Security represented by its Units by allocating the total cost for its Units, including the sales charge, among the Securities in the Trust in which it holds Units (in proportion to the fair market values of those Securities on the date the Holder purchases its Units).

3.  A Holder will be considered to have received all of the dividends paid on its pro rata portion of each Security when such dividends are received by the Trust even if the Holder does not actually receive such distributions in the year received by the Trust, including if the Holder reinvests its dividend distributions pursuant to the Reinvestment Plan. An individual Holder who itemizes deductions will be entitled to deduct its pro rata share of fees and expenses paid by the Trust, but only to the extent that this amount together with the Holder’s other miscellaneous itemized deductions exceeds 2% of its adjusted gross income. The deduction of fees and expenses is subject to limitations for individuals with incomes in excess of certain thresholds.

4.  Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and is not subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Holder who is a New York resident, however, a pro rata portion of all or part of the income of the Trust will be treated as income of the Holder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.

A Holder’s pro rata portion of dividends paid with respect to a Security held by the Trust is generally taxable as dividend income to the extent of the issuing corporation’s current or accumulated earnings and profits. A Holder’s pro rata portion of dividends paid on such Security that exceed such current or accumulated earnings and profits will first reduce the Holder’s tax basis in such Security, and to the extent that such dividends exceed the Holder’s tax basis will generally be treated as capital gain. Qualifying dividends distributed by corporations to individuals may be taxed at a maximum rate of 15% if certain holding periods are met.

A corporate Holder will generally be entitled to a 70% dividends-received deduction with respect to its pro rata portion of dividends received by the Trust from a domestic corporation or from a qualifying foreign corporation in the same manner as if such corporate Holder directly owned the Securities paying such dividends. However, a corporate Holder should be aware that the Code imposes additional limitations on the eligibility of dividends for the 70% dividends-received deduction. These limitations include a requirement that stock (and therefore Units)

must generally be held at least 46 days during the 90-day period beginning on the date that is 45 days before the date on which the stock becomes ex-dividend. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. The dividends-received deduction is not available to “Subchapter S” corporations and certain other corporations, and is not available for purposes of special taxes such as the accumulated earnings tax and the personal holding company tax. Congress from time to time considers proposals to reduce this deduction.

A Holder’s gain, if any, upon the sale, exchange or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain and will be long-term if the Holder has held its Units (and the Trust has held the Securities) for more than one year. Capital gains realized by corporations are generally taxed at the same rates applicable to ordinary income. Individual Holders who realize long-term capital gains with respect to Units held for more than one year may be subject to a reduced federal tax rate of 15% on such gains (5% if the individual Holder is, and would be after accounting for such gains, eligible for the 10% or 15% tax bracket for ordinary income), rather than the “regular” maximum federal tax rate of 35% on ordinary income. Tax rates may increase prior to the time when Holders may realize gains from the sale, exchange or redemption of the Units or Securities. Under federal legislation that took effect in 2003, certain rates of tax on personal income were reduced and certain income thresholds for rates to apply were changed, including some of the rates and brackets discussed above. However, several such legislative changes are temporary and are scheduled to revert to prior law in several years. Holders should consult their tax advisors on the impact such tax legislation will have on them.

A Holder’s loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss and will be long-term if the Holder has held its Units (and the Trust has held the Securities) for more than one year. Capital losses are generally deductible to the extent of capital gains; in addition, up to $3,000 of capital losses ($1,500 for married individuals filing separately) recognized by non-corporate Holders may be deducted against ordinary income.

A pro rata distribution of Securities by the Trustee to a Holder (or to its agent, including the Distribution Agent) upon redemption of Units should not be a taxable event to the Holder or to other holders. The redeeming or exchanging Holder’s basis for such Securities should be equal to its basis for the same Securities (previously represented by its Units) prior to such redemption or exchange, and its holding period for such Securities should include the period during which it held its Units. However, a Holder will have a taxable gain or loss, which generally should be a capital gain or loss, except in the case of a dealer, when the Holder (or its agent, including the Distribution Agent) sells the Securities so received in redemption, when a redeeming or exchanging Holder receives cash in lieu of fractional shares, when the Holder sells its Units or when the Trustee sells the Securities from the Trust.

The foregoing discussion relates only to the tax treatment of U.S. Holders with regard to federal and certain aspects of New York State and City income taxes. Holders that are not U.S. citizens or residents and who are not engaged in a trade or business in the United States (“Foreign Holders”) should be aware that dividend distributions from the Trust attributable to any dividends received by the Trust from domestic and certain foreign corporations will be subject to a U.S. withholding tax of 30%, or a lower income tax treaty rate, if applicable, and under certain circumstances gain from the disposition of Securities or Units may also be subject to federal income tax. However, it is expected that in general any gains from the sale of Units or Securities realized by Holders who are Foreign Holders will not be U.S. source income and will not be subject to any U.S. withholding tax. In addition, Holders may also be subject to taxation in New York or in other jurisdictions (including a Foreign Holder’s country of residence) and should consult their own tax advisers in this regard.

* * *

After the end of each fiscal year for the Trust, the Trustee will furnish to each Holder a statement containing information relating to the dividends received by the Trust, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale by the Trust of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish an information return to each Holder and to the Internal Revenue Service.

Retirement Plans

Units of the Trust may be suitable for purchase by Individual Retirement Accounts (“IRAs”), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income distributions received by each of the foregoing plans are exempt from federal taxation. All distributions from such plans (other than from certain IRAs known as “Roth IRAs”) are generally treated as ordinary income but may be eligible for tax-deferred rollover treatment and, in very limited cases, special 10 year averaging. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions from the Trust. Investors considering investment in the Trust through any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan.

Before investing in the Trust, the trustee or investment manager or other responsible fiduciary of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is consistent with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including whether the investment is prudent taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed “plan assets” under ERISA and the Department of Labor regulations regarding the definition of “plan assets.”

MISCELLANEOUS

Trustee

The name and address of the Trustee are shown on the back cover of this prospectus. The Trustee is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Securities, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

Legal Opinion

The legality of the Units has been passed upon by Paul, Hastings, Janofsky & Walker LLP, 75 East

55th Street, New York, New York 10022, as special counsel for the Sponsor.

Independent Registered Public Accounting Firm

The Statement of Financial Condition and the Portfolio included in this Prospectus have been audited by KPMG LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and is so included herein in reliance upon the authority of said firm as experts in accounting and auditing.

Sponsor

Citigroup Global Markets Inc. (“Citigroup Global Markets”), a New York corporation, was originally incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. On April 7, 2003, the name Salomon Smith Barney Inc. was changed to Citigroup Global Markets. On September 1, 1998, Salomon Brothers, Inc. merged with and into Smith Barney Inc. (“Smith Barney”) with Smith Barney surviving the merger and changing its name to Salomon Smith Barney Inc. The merger of Salomon Brothers Inc. and Smith Barney followed the merger of their parent companies in November 1997. Citigroup Global Markets, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the NASD and the Securities Industry Association. Citigroup Global Markets is an indirect wholly-owned subsidiary of Citigroup Inc. Citigroup Global Markets also sponsors all Series of Corporate Securities Trust, The Uncommon Values Trust, Government Securities Trust, Harris, Upham Tax-Exempt Fund and Tax Exempt Securities Trust, and acts as co-sponsor of most Series of Defined Asset Funds.

RANKINGS FOR COMMON STOCKS*

Growth and stability of earnings and dividends are deemed key elements in establishing Standard & Poor’s earnings and dividend rankings for common stocks, which are designed to capsulize the nature of this record in a single symbol. It should be noted, however, that the process also takes into consideration certain adjustments and modifications deemed desirable in establishing such rankings.

The point of departure in arriving at these rankings is a computerized scoring system based on per-share earnings and dividend records of the most recent ten years—a period deemed long enough to measure significant time segments of secular growth, to capture indications of basic change in trend as they develop, and to encompass the full peak-to-peak range of the business cycle.

The final score for each stock is measured against a scoring matrix determined by analysis of the scores of a large and representative sample of stocks. The range of scores in the array of this sample has been aligned with the following ladder of rankings:

A+	Highest	A–	Above Average	B–	Lower
A	High	B+	Average	C	Lowest
		B	Below Average	D	In Reorganization

A ranking is not a forecast of future market price performance, but is basically an appraisal of past performance of earnings and dividends, and relative current standing.

*	As described by Standard & Poor’s.

EQUITY FOCUS

TRUSTS

______________________________________________________

Strategic 10/A+ Portfolio, 2006 Series A

PROSPECTUS

This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statement filed with the Securities and Exchange Commission, Washington, DC under the Securities Act of 1933 (file no. 333-131011) and the Investment Company Act of 1940 (file no. 811-3491), and to which reference is hereby made. Information may be reviewed and copied at the Commission’s Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies may be obtained from the SEC by:

•	electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov
•	visiting the SEC internet address: http://www.sec.gov
•	writing: Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, DC 20549-6009

Index		Sponsor:

Investment Summary	2	Citigroup Global Markets Inc. 388 Greenwich Street New York, New York 10013 (212) 816-6000 Trustee: The Bank of New York 2 Hanson Place, 12th Floor Brooklyn, New York 11217 (877) 363-3613
Summary of Essential Information	6
Report of Independent Registered Public Accounting Firm	8
Statement of Financial Condition	9
Portfolio	10
Description of the Trust	11
Risk Factors	17
Public Sale of Units	21
Market for Units	24
Redemption	24
Expenses and Charges	27
Administration of the Trust	28
Exchange and Rollover Privileges	33
Reinvestment Plan	34
Resignation, Removal and Limitations on Liability	35
Taxes	35
Miscellaneous	38
Rankings for Common Stocks	39

No person is authorized to give any information or to make any representations with respect to this Trust not contained in this Prospectus and you should not rely on any other information. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any other state or any agency or office thereof.

© 2006 Citigroup Global Markets Inc. Member NASD/SIPC. Smith Barney is a division and service mark of Citigroup Global Markets Inc. and its affiliates and is used and registered throughout the world. CITIGROUP and the Umbrella Device are trademarks and service marks of Citicorp or its affiliates and are used and registered throughout the world.	48AA5024	UT7052

PART II

Additional Information Not Included in the Prospectus

A.    The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

SEC File or Identification Number
I.	Bonding Arrangements and Date of Organization of the Depositor filed pursuant to Items A and B of Part II of the Registration Statement on Form S-6 under the Securities Act of 1933:

	Citigroup Global Markets Inc.	2-55436

II.	Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

	Citigroup Global Markets Inc.	8-8177

III.	Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933 (Charter, By-Laws):

	Citigroup Global Markets Inc.	333-103725

IV.	Code of Ethics of the Depositor filed as an Exhibit to the Registration Statement on Form S-6 under the Securities Act of 1933:

	Citigroup Global Markets Inc.	333-102557

B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:

	Citigroup Global Markets Inc.	13-1912900
	The Bank of New York	13-5160382

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

The facing sheet of Form S-6.

The Prospectus.

Additional Information not included in the Prospectus (Part II).

The Undertaking to File Reports.

The Signatures.

Written Consents as of the following persons:

KPMG LLP (included in Exhibit 5.1)

Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 3.1)

The following exhibits:

To be filed with Amendment to Registration Statement.

1.1.1	—	Form of Reference Trust Indenture (incorporated by reference to Exhibit 1.1.1 to Amendment No. 2 to the Registration Statement of The Uncommon Values Trust, 2005 Series, 1933 Act File No. 333-124522 filed on July 19, 2005).

2.1	—	Form of Standard Terms and Conditions of Trust (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Registration Statement of The Uncommon Values Trust, 2005 Series, 1933 Act File No. 333-124522 filed on July 19, 2005).

* 3.1	—	Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the headings “Taxes” and “Miscellaneous—Legal Opinion” in the Prospectus.

* 5.1	—	Consent of KPMG LLP to the use of their name under the heading “Miscellaneous—Independent Registered Public Accounting Firm” in the Prospectus.

*	Filed herewith.

SIGNATURES

The registrant hereby identifies Equity Focus Trusts, Strategic Series 1999-A, 10/A+ Portfolio (Reg. No. 333-69335) for the purposes of the representations required by Rule 487 and represents the following:

(1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3) That it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of New York and State of New York on the 28th day of March, 2006.

Signatures appear on page II-4.

The principal officers and a majority of the members of the Board of Directors of Citigroup Global Markets Inc. have signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such officers or directors.

CITIGROUP GLOBAL MARKETS UNIT TRUSTS (Registrant)

CITIGROUP GLOBAL MARKETS INC. (Depositor)

By:	/S/ MICHAEL KOCHMANN
MICHAEL KOCHMANN (Authorized Signatory)

By the following persons*, who constitute the principal officers and a majority of the Board of Directors of Citigroup Global Markets Inc.:

Name	Title
ROBERT DRUSKIN	Chief Executive Officer, President, Chairman and Director
TODD THOMSON	Director
CLIFF VERRON	Chief Financial Officer

By:	/S/ MICHAEL KOCHMANN
MICHAEL KOCHMANN (Attorney-in-fact for the persons listed above)

*	Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 333-101236, 333-108493 and 333-119745.